Philips intends to assist regulatory authorities in cartel probes in CRT industry

Wednesday, November 21, 2007

Amsterdam, The Netherlands – Competition law authorities in several jurisdictions have commenced investigations into possible anticompetitive activities in the Cathode-Ray Tubes, or CRT, industry. Royal Philips Electronics (NYSE:PHG, AEX: PHI) today announced that, as one of the companies that was active in the CRT business, it is subject to one or more of these ongoing investigations.

Philips’ policy is to conduct business in full compliance with all applicable competition laws.

Philips takes the investigations into possible violations of these laws very seriously. The company intends to assist the regulatory authorities in these investigations. As these matters are in the very early stages, Philips is not in a position to predict or comment on their outcome.

For further information, please contact:
Joon Knapen
Philips Corporate Communications
Tel: +31 20 59 77477
Email: joon.knapen@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 128,100 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
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